UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

REPUBLIC OF INDONESIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Chief Representative of Bank Indonesia New York

Bank Indonesia New York

25/F, 200 Vesey Street, New York, New York, 10285

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Felipe Duque, Esq.

Allen & Overy (Asia) Pte Ltd

c/o 50 Collyer Quay

#09-01 OUE Bayfront

Singapore 049321

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)

Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

See “Domestic Public Debt of the Central Government,” on page D-85 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Outstanding External Public Debt of the Republic by Major Currency,” on page D-83 of Exhibit 99.D, which is hereby incorporated by reference herein.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

See “Debt Tables of the Republic of Indonesia,” on pages D-91 to D-120 of Exhibit 99.D, which is hereby incorporated by reference herein.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.

(2)

Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

See “Debt Tables of the Republic of Indonesia,” on pages D-91 to D-120 of Exhibit 99.D, which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

See “Debt Tables of the Republic of Indonesia,” on pages D-91 to D-120 of Exhibit 99.D, which is hereby incorporated by reference herein.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Government Budget—Government Finances,” on pages D-71 to D-80 of Exhibit 99.D, which is hereby incorporated by reference herein.

7. (a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

Not applicable.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See “Foreign Exchange and Reserves—International Reserves,” on page D-89 of Exhibit 99.D, which is hereby incorporated by reference herein.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

See “Foreign Trade and Balance of Payments,” on pages D-46 to D-54 of Exhibit 99.D, which is hereby incorporated by reference herein.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need to be furnished only if the registrant has published balances of international payments.)

See “Foreign Trade and Balance of Payments,” on pages D-46 to D-54 of Exhibit 99.D, which is hereby incorporated by reference herein.

This annual report comprises:

(a)	Pages numbered 1 to 6 consecutively.

(b)	The following exhibits:

Exhibit A — None.

Exhibit B — None.

Exhibit 99.C.1 — The Law Number 28 of 2022 Regarding the State Budget for Fiscal Year 2023

Exhibit 99.C.2 — The Law Number 19 of 2023 Regarding the State Budget for Fiscal Year 2024

Exhibit 99.D — Description of the Republic of Indonesia dated January 3, 2024

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE	5

EXHIBIT INDEX	6

Exhibit 99.C.1 The Law Number 28 of 2022 Regarding the State Budget for Fiscal Year 2023

Exhibit 99.C.2 The Law Number 19 of 2023 Regarding the State Budget for Fiscal Year 2024

Exhibit 99.D Description of the Republic of Indonesia dated January 3, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Indonesia has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jakarta, Indonesia on the third day of January 2024.

REPUBLIC OF INDONESIA

acting for and on behalf of the Minister of Finance

By	/s/ Suminto
Suminto
Director General of Budget Financing and Risk Management of the Ministry of Finance of the Republic of Indonesia

EXHIBIT INDEX

Exhibit	Description

99.C.1:	The Law Number 28 of 2022 Regarding the State Budget for Fiscal Year 2023

99.C.2:	The Law Number 19 of 2023 Regarding the State Budget for Fiscal Year 2024

99.D:	Description of the Republic of Indonesia dated January 3, 2024